UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.)*

Under the Securities Exchange Act of 1934

Hayward Holdings, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

421298100

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 421298100	Schedule 13G	Page 2 of 5

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MIC Capital Management UK LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Not applicable
	6	SHARED VOTING POWER 11,764,660
	7	SOLE DISPOSITIVE POWER Not applicable
	8	SHARED DISPOSITIVE POWER 11,764,660
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,764,660
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.5% (1)
12		TYPE OF REPORTING PERSON (See Instructions) IA

(1)	The information set forth herein regarding percentages of beneficial ownership is based upon 215,128,093 shares of Common Stock (as defined below), disclosed as outstanding as of July 26, 2024 by the Issuer (as defined below) in its quarterly report on Form 10-Q for the quarterly period ended June 29, 2024, and filed with the Commission on July 30, 2024.

CUSIP No. 421298100	Schedule 13G	Page 3 of 5

Item 1.

(a)	Name of Issuer:

Hayward Holdings, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1415 Vantage Park Drive
Suite 400 Charlotte, NC 28203

Item 2.

(a)	Name of Person Filing:

(i)	MIC Capital Management UK LLP (the “Reporting Person”)

(b)	Address of Principal Business Office or, if none, Residence:

(i)	Floor 7, 25 Berkeley Square, London, United Kingdom

(c)	Citizenship:

(i)	United Kingdom

(d)	Title of Class of Securities:

Common stock, par value $0.001 per share (“Common Stock”)

(e)	CUSIP Number:

421298100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	A group, provided that all the members are persons specified in § 240.13d-1(b)(1)(ii)(A) through (J).

CUSIP No. 421298100	Schedule 13G	Page 4 of 5

Item 4 (a)-(c). Ownership.

The information required by this item with respect to the Reporting Person as of September 30, 2024 is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G. The ownership percentages reported are based on 215,128,093 shares of Common Stock, disclosed as outstanding as of July 26, 2024 by the Issuer in its quarterly report on Form 10-Q for the quarterly period ended June 29, 2024, and filed with the Commission on July 30, 2024.

This Schedule 13G is being filed by the Reporting Person to constitute a combined Schedule 13G and Schedule 13G/A exit filing to report the Reporting Person’s beneficial ownership as of September 30, 2024 and November 14, 2024. As reported herein, the aggregate amount of Common Stock beneficially owned by the Reporting Person as of September 30, 2024 and November 13, 2024 was 11,764,660 shares and 10,677,385 shares, representing 5.47% and 4.96% of outstanding shares of the Issuer, respectively.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 421298100	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MIC CAPITAL MANAGEMENT UK LLP

November 14, 2024
Date

/s/ Rodney Cannon
Signature

Rodney Cannon/General Counsel
Name/Title